UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

RightNow Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

76657R106

(CUSIP Number)

Greg R. Gianforte

RightNow Technologies, Inc.

40 Enterprise Boulevard

Bozeman, MT 59718

(406) 522-4200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76657R106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Greg R. Gianforte

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,609,065 shares of Common Stock. See Items 4 and 5.

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,609,065 shares of Common Stock. See Items 4 and 5.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,609,065 shares of Common Stock. See Items 4 and 5.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 38.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 76657R106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Susan Gianforte

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,609,065 shares of Common Stock. See Items 4 and 5.

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,609,065 shares of Common Stock. See Items 4 and 5.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,609,065 shares of Common Stock. See Items 4 and 5.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 38.3%

14.	Type of Reporting Person (See Instructions) IN

Explanatory Note

Greg R. Gianforte and his spouse Susan Gianforte (“Mr. and Mrs. Gianforte”) hereby make this single joint filing statement on Schedule 13D to update the information regarding their beneficial ownership of shares of common stock of RightNow Technologies, Inc. as a result of certain estate planning actions taken by Mr. and Mrs. Gianforte and certain sales that have occurred under a Rule 10b5-1 plan.  As described in this Amendment No. 1 to Schedule 13D, Mrs. Gianforte is joining Mr. Gianforte in filing this statement because, as co-trustee with Mr. Gianforte of certain trusts, Mrs. Gianforte may be deemed to share voting and dispositive powers over the common stock registered in the names of those trusts.  The Schedule 13D filed on February 14, 2005 by Mr. Gianforte is hereby amended and restated in its entirety as set forth below by this Amendment No. 1 to the Schedule 13D.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, $0.001 par value per share (the “Common Stock”), of RightNow Technologies, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 40 Enterprise Boulevard, Bozeman, Montana 59718.

Item 2.	Identity and Background
(a) The names of the persons jointly filing this Schedule 13D are Greg R. Gianforte and Susan Gianforte.

(b) The principal business address of Mr. and Mrs. Gianforte is c/o RightNow Technologies, Inc., 40 Enterprise Boulevard, Bozeman, Montana 59718.

(c)           Mr. Gianforte is Chairman, Chief Executive Officer and President of the Company.  Mrs. Gianforte is the spouse of Mr. Gianforte.  The Company’s principal business is providing on-demand customer relations management software solutions, and its principal business address is 40 Enterprise Boulevard, Bozeman, Montana 59718.

(d) During the last five years, neither Mr. Gianforte nor Mrs. Gianforte has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, neither Mr. Gianforte nor Mrs. Gianforte was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. and Mrs. Gianforte are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the Company’s initial public offering on August 5, 2004 (the “IPO”), Mr. Gianforte beneficially owned 12,333,333 shares of the Company’s Common Stock (does not include 1,000,000 shares held by the Irrevocable Trust of Greg R. Gianforte (the “Irrevocable Trust”), as to which he disclaims beneficial ownership pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, and does not include 26,666 shares initially held by Mrs. Gianforte) and 22,911 shares of the Company’s preferred stock (the “Preferred Stock”).  Prior to the IPO, Mrs. Gianforte beneficially owned 26,666 shares of the Company’s Common Stock.  Personal funds were used to purchase such shares of Common Stock and Preferred Stock beneficially owned by Mr. and Mrs. Gianforte, respectively.  No part of the purchase price was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock or Preferred Stock.  Upon the closing of the IPO on August 10, 2004, the shares of Preferred Stock held by Mr. Gianforte were automatically converted into an aggregate of 22,911 shares of Common Stock.  Mr. Gianforte paid no additional consideration with respect to the conversion of the shares of Preferred Stock into shares of Common Stock in connection with the IPO.  Pursuant to the underwriting agreement in connection with the IPO, Mr. Gianforte sold an aggregate of 300,000 shares and 21,945 shares of Common Stock held by him on August 10, 2004 and August 30, 2004, respectively, at the IPO price of $7.00 per share.

On September 17, 2004, Mr. Gianforte transferred all of the shares of Common Stock held in his individual name, and Mrs. Gianforte transferred all of the shares of Common Stock held in her individual name, to the Greg Gianforte Revocable Inter Vivos Trust dated September 19, 2000 and Susan Gianforte Revocable Inter Vivos Trust Dated September 19, 2000, Tenants in Common (the “Dual Trusts”) solely for estate planning purposes and for no consideration.  1,200,000 of these shares were re-registered in the name of the Greg Gianforte Revocable Inter Vivos Trust dated September 19, 2000 (the “Single Trust”) in connection with the establishment of the Rule 10b5-1 plan described under Item 4 below.  Mr. and Mrs. Gianforte are co-trustees of each of the Dual Trusts and the Single Trust.

On December 22, 2004, Mr. and Mrs. Gianforte gifted an aggregate of 41,000 shares of Common Stock held by the Dual Trusts to two charitable organizations for no consideration.  On March 28, 2005, Mr. and Mrs. Gianforte gifted an aggregate of 20,900 shares of Common Stock held by the Dual Trusts to two charitable organizations for no consideration.  On various dates between March 1, 2005 and May 19, 2005, an aggregate of 250,000 shares of Common Stock held by the Single Trust were sold at various market prices pursuant to the Rule 10b5-1 plan described under Item 4 below.  On May 23, 2005, Mr. and Mrs. Gianforte gifted an aggregate of 20,000 shares of Common Stock held by the Dual Trusts to a charitable organization for no consideration.  On May 27, 2005, Mr. and Mrs. Gianforte gifted an aggregate of 120,000 shares of Common Stock held by the Dual Trusts to a charitable organization for no consideration.

Item 4.	Purpose of Transaction

Mr. Gianforte acquired the shares of Common Stock initially held in his individual name in connection with his founding of the Company, and acquired the shares of Preferred Stock (which automatically converted into Common Stock) initially held in his individual name for investment purposes.  Mrs. Gianforte acquired the shares of Common Stock initially held in her individual name for investment purposes.  The transfer of shares of Common Stock by Mr. and Mrs. Gianforte to the Dual Trusts was made for estate planning purposes.  The re-registration of shares of Common Stock in the name of the Single Trust was done for purposes of the Rule 10b5-1 plan described below.

Mr. Gianforte, as an executive officer and director of the Company, has established a plan under Rule 10b5-1 under the Securities Exchange Act of 1934, providing for the periodic selling until March 2006 pursuant to Rule 144 of up to an aggregate of 1,200,000 shares of Common Stock.  Mr. Gianforte established this plan as part of his individual long-term strategy for asset diversification and liquidity.  This stock selling plan was adopted, and may be amended from time to time, in accordance with guidelines specified by Rule 10b5-1 and the Company’s policies regarding stock transactions.  Transactions under the Rule 10b5-1 plan will be subject to certain price restrictions established under the plan and may be terminated at any time.

The shares of Common Stock held by the Irrevocable Trust are held for investment and estate planning purposes.  By operation of its terms, within 105 days after July 16, 2005, the Irrevocable Trust will distribute to Mr. Gianforte approximately 30.4% of the fair market value (measured as of July 16, 2004) of the 1,000,000 shares of Common Stock held by the Irrevocable Trust.  Within 105 days after July 16, 2006, the Irrevocable Trust will distribute to Mr. Gianforte approximately 120% of the amount distributed in the prior year.  Within 105 days after July 16, 2007, the Irrevocable Trust will distribute to Mr. Gianforte approximately 120% of the amount distributed in the prior year.  Any amounts remaining in the Irrevocable Trust after such distributions will be distributed to the Greg R. Gianforte Family Trust (the “Family Trust”).

Any of Mr. Gianforte, Mrs. Gianforte, the Dual Trusts or the Single Trust, directly or indirectly, may acquire additional shares of Common Stock from time to time in open market or private transactions, depending on various factors.  Such persons or trusts, directly or indirectly, also may determine to dispose of some or all of their beneficial holdings of Common Stock, whether pursuant to a Rule 10b5-1 plan, charitable gifts or otherwise.  Such persons or trusts may increase or decrease their beneficial holdings of Common Stock on such terms and at such times as each may decide, subject to any applicable securities law restrictions.

Except as described above, neither Mr. Gianforte nor Mrs. Gianforte has any other plans or proposals which relate to or would result in:
(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f)            Any other material change in the Company’s business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)           Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)           As of May 27, 2005, Mr. and Mrs. Gianforte beneficially owned, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, an aggregate of 11,609,065 shares of Common Stock, constituting approximately 38.3% of the total number of shares of the Company’s Common Stock outstanding.  The approximate percentage of shares of Common Stock beneficially owned by Mr. and Mrs. Gianforte is based upon 30,280,570 shares of the Company’s Common Stock which is the total number of shares of the Company’s Common Stock outstanding as of May 27, 2005.

The amount beneficially owned by Mr. and Mrs. Gianforte does not include an aggregate of 1,000,000 shares of Common Stock held by the Irrevocable Trust.  Mr. Gianforte may be deemed to beneficially own the shares of Common Stock held by the Irrevocable Trust, but he disclaims beneficial ownership of such shares pursuant to Rule 13d-4 of the Securities Exchange Act of 1934.  Mrs. Gianforte does not beneficially own the shares held by the Irrevocable Trust.

(b)           As co-trustees of the Dual Trusts and the Single Trust, Mr. and Mrs. Gianforte share the power to vote or to direct the vote, and share the power to dispose of or to direct the disposition of, 11,609,065 shares of Common Stock.  Neither Mr. Gianforte nor Mrs. Gianforte has voting or dispositive power over the shares of Common Stock held by the Irrevocable Trust.  Under certain circumstances pursuant to the terms of the Irrevocable Trust, however, Mr. Gianforte may be able to obtain voting or dispositive power of the shares of Common Stock held in the Irrevocable Trust by substituting in lieu thereof other property of an equivalent value.

(c)           The information with respect to Mr. and Mrs. Gianforte’s transactions in the Common Stock during the past sixty days is set forth in response to Item 3 of this Schedule 13D and is incorporated herein by this reference.

(d)           During the three-year term of the Irrevocable Trust, Mr. Gianforte is the only person that has the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Irrevocable Trust.  At the expiration of the three-year term of the Irrevocable Trust, the Family Trust (or other contingent remainder beneficiaries) has the right to receive dividends from, or the proceeds from the sale of, any remaining shares of Common Stock held by the Irrevocable Trust.  Such interest does not relate to more than five percent of the Common Stock.  Mr. or Mrs. Gianforte (or their children, descendents or other contingent charitable beneficiaries) have the right, in their capacities as beneficiaries of the Dual Trusts and the Single Trust, to receive dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Dual Trusts and the Single Trust.  Except as described above, no person other than Mr. or Mrs. Gianforte is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Common Stock covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in response to Items 3 and 4 of this Schedule 13D is incorporated herein by this reference.  In addition, in connection with the IPO, Mr. and Mrs. Gianforte agreed with the underwriters of the IPO that neither of them would, without the prior written consent of the managing underwriter, directly or indirectly, offer, sell or otherwise dispose of any Common Stock, or any securities that may be converted into or exchanged or exercised for any Common Stock, for a period of time that ended on February 17, 2005.

Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
1. Joint Filing Agreement dated May 27, 2005 between Mr. and Mrs. Gianforte, filed herewith as Exhibit 99.1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 27, 2005
Date

/s/ GREG R. GIANFORTE
Signature

Greg R. Gianforte, Chairman, Chief Executive Officer and President of RightNow Technologies, Inc.
Name/Title

May 27, 2005
Date

/s/ SUSAN GIANFORTE
Signature

Susan Gianforte
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)